SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 43)

CIRCOR International, Inc.
(Name of Issuer)

Common Stock $0.01 Par Value Per Share
(Title of Class of Securities)

                                                                                           _________17273K109________
(CUSIP Number)

David Goldman
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

___________January 16, 2020_________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No. 17273K109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 666,257 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 666,257 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 666,257 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 3.35%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 17273K109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,531,851 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,649,951 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,649,951 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 8.29%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 17273K109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli & Company Investment Advisers, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Client funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 84,109 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 84,109 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 84,109 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.42%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 17273K109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Teton Advisors, Inc. I.D. No. 13-4008049
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 205,066 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 205,066 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 205,066 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 1.03%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 17273K109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 17273K109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 17273K109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Associated Capital Group, Inc. I.D. No. 47-3965991
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 17273K109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer
This Amendment No. 43 to Schedule 13D on the Common Stock of CIRCOR International, Inc. (the“Issuer”) is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”), which was originally filed on November 1, 1999.   Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 2. Identity and Background
Item 2 to Schedule 13D is amended, in pertinent part, as follows:
This statement is being filed by Mario J. Gabelli (“Mario Gabelli”) and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities, except for LICT Corporation (“LICT) and CIBL, Inc. (“CIBL”), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds and as a registered broker-dealer.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  (“GGCP”), GGCP Holdings LLC (“GGCP Holdings”), GAMCO Investors, Inc. (“GBL”), Associated Capital Group, Inc. (“AC”), Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Teton Advisors, Inc. (“Teton Advisors”), Gabelli & Company Investment Advisers, Inc. (“GCIA”), Morgan Group Holding Co., (“MGH”), G.research, LLC (“G.research”), MJG Associates, Inc. (“MJG Associates”), Gabelli Foundation, Inc. (“Foundation”), Mario Gabelli, LICT and CIBL.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the “Reporting Persons”.
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those named below.  AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GCIA, a wholly owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GCIA may purchase or sell securities for its own account.  GCIA is a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Intermediate Credit Fund L.P., GAMA Select Energy + L.P., GAMCO Medical Opportunities L.P., and Gabelli Multimedia Partners, L.P.
G.research is a wholly owned subsidiary of MGH.  MGH in turn is controlled by AC through an 83% ownership interest.  G.research, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Content & Connectivity Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The Gabelli Focus Five Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli ESG Fund, Inc., The Gabelli International Small Cap Fund, The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Value Plus+ Trust, Gabelli Merger Plus+ Trust Plc,  The Gabelli Global Financial Services Fund, The Gabelli Global Mini Mites Fund, The Gabelli Go Anywhere Trust, The Gabelli Media Mogul Fund, The Gabelli Pet Parents’ Fund, The Gabelli U.S. Treasury Money Market Fund, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd. (collectively, the “Funds”), which are registered investment companies.  Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Westwood Income Fund, The TETON Westwood SmallCap Equity Fund, TETON Westwood Intermediate Bond Fund, and The TETON Westwood Mid-Cap Equity Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is the Chief Executive Officer, a director, and substantial shareholder of LICT.
CIBL is a holding company with interests in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.
Mario Gabelli is the controlling stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman of AC.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton.
The Reporting Persons do not admit that they constitute a group.
GAMCO is a New York corporation and GBL, MGH and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation and AC and GCIA are Delaware corporations each having its principal business office 191 Mason Street, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830.  G.research is a Delaware limited liability company having its principal officers at One Corporate Center, Rye, New York 10580.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) – Not applicable.
(e) – Not applicable.
 (f) – Reference is made to Schedule I hereto.

Item 5. Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
 (a) The aggregate number of Securities to which this Schedule 13D relates is 2,605,383 shares, representing 13.09% of the 19,910,095 shares outstanding as reported in the Issuer’s most recently filed Form 10-Q for the quarterly period ended September 29, 2019. The Reporting Persons beneficially own those Securities as follows:

Name	Shares of Common Stock	% of Class of Common
GAMCO Gabelli Funds Teton Advisors GCIA	1,649,951 666,257 205,066 84,109	8.29% 3.35% 1.03% 0.42%
Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons. GCIA is deemed to have beneficial ownership of the Securities beneficially owned by G.research.  AC, GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 118,100 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund’s shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, AC, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2020

GGCP, INC.
MARIO J. GABELLI

By:/s/ David Goldman
     David Goldman
     Attorney-in-Fact

TETON ADVISORS, INC.
GABELLI FUNDS, LLC

By:/s/ David Goldman
     David Goldman
     General Counsel – Gabelli Funds, LLC
    Counsel-Teton Advisors, Inc.

  GAMCO INVESTORS, INC.

By:/s/ Kevin Handwerker
     Kevin Handwerker
                General Counsel & Secretary – GAMCO Investors, Inc.

ASSOCIATED CAPITAL GROUP, INC.
GAMCO ASSET MANAGEMENT INC.
GABELLI & COMPANY INVESTMENT ADVISERS, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                    President & Chief Executive Officer – Associated Capital
Group, Inc.
      President – GAMCO Asset Management Inc.
      President – Gabelli & Company Investment Advisers, Inc.

                                                                                     Schedule I
     Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company Investment Advisers, Inc., G.research, LLC, Teton Advisors, Inc., Associated Capital Group, Inc. or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Leslie B. Daniels

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

Operating Partner
AE Industrial Partners, LP
2500 N. Military Trail, Suite 470
Boca Raton, FL 33431

Mario J. Gabelli Elisa M. Wilson
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Director
c/o GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc. 4 Irving Place New York, NY 10003
Robert S. Prather	President & Chief Executive Officer Heartland Media, LLC 1843 West Wesley Road Atlanta, GA 30327
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Henry G. Van der Eb Bruce N. Alpert Agnes Mullady Kevin Handwerker Kieran Caterina	Senior Vice President Senior Vice President Senior Vice President Executive Vice President, General Counsel and Secretary Chief Accounting Officer

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios
Douglas R. Jamieson David Goldman	President, Chief Operating Officer and Managing Director General Counsel, Secretary & Chief Compliance Officer
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	President and Chief Operating Officer – Open End Fund Division
David Goldman	General Counsel

Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee

GGCP, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Matthew R. Gabelli	Vice President – Trading G.research, LLC One Corporate Center Rye, NY 10580
Michael Gabelli	President & COO Gabelli & Partners, LLC One Corporate Center Rye, NY 10580
Frederic V. Salerno	Chairman Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent S. Tese	Executive Chairman – FCB Financial Corp
Elisa M. Wilson	Director

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc Gabelli	President
Silvio A. Berni	Chief Financial and Accounting Officer, Vice President Corporate Development and Controller, Assistant Secretary

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

Teton Advisors, Inc. Directors:
Marc Gabelli Vincent J. Amabile Stephen G. Bondi, CPA Aaron J. Feingold, M.D. Nicholas F. Galluccio Kevin M. Keeley John M. Tesoro, CPA
Executive Chairman

Founder- Amabile Partners

Chief Financial Officer – Mittleman Brothers, LLC

President and Founder – Raritan Bay Cardiology Group

Chief Executive Officer and President

President & Executive Chairman – Keeley Teton Advisors, LLC

Retired Partner – KPMG LLP

Officers:
Nicholas F. Galluccio Patrick B. Huvane, CPA, CFA Deanna B. Marotz	See above Chief Financial Officer Chief Compliance Officer

Associated Capital Group, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Douglas R. Jamieson	President and Chief Executive Officer
Bruce Lisman	Former Chairman - JP Morgan – Global Equity Division
Daniel R. Lee	Chief Executive Officer Full House Resorts, Inc. 4670 South Ford Apache Road, Suite 190 Las Vegas, NV 89147
Salvatore F. Sodano	Vice Chairman – Broadridge Financial Solutions
Frederic V. Salerno	See above
Elisa M. Wilson	Director
Officers:
Mario J. Gabelli Douglas R. Jamieson Kenneth D. Masiello Kevin Handwerker David Fitzgerald	Executive Chairman President and Chief Executive Officer Chief Accounting Officer Executive Vice President, General Counsel and Secretary Assistant Secretary

Gabelli & Company Investment Advisers, Inc.
Directors:
Douglas R. Jamieson

Officers:
Douglas R. Jamieson John Givissis Kevin Handwerker David Fitzgerald	Chief Executive Officer and President Controller Secretary Assistant Secretary
G.research, LLC
Officers:
Cornelius V. McGinity	Office of the Chairman
Vincent Amabile	President
Bruce N. Alpert Douglas R. Jamieson Kevin Handwerker David Fitzgerald David Goldman	Vice President Secretary Assistant Secretary Assistant Secretary Assistant Secretary

                                                 SCHEDULE II
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                   SHARES PURCHASED        AVERAGE
                        DATE            SOLD(-)             PRICE(2)

 COMMON STOCK-CIRCOR INTERNATIONAL, INC.

         GABELLI FOUNDATION, INC.
                      12/30/19            8,200-           46.3996
          GAMCO ASSET MANAGEMENT INC.
                       1/16/20            1,032-           44.6569
                       1/16/20            8,900-           44.9236
                       1/16/20            1,200-           44.7586
                       1/16/20            5,300-           44.6957
                       1/16/20            1,000-           44.7062
                       1/16/20            2,900-           44.9111
                       1/15/20            3,000-           43.6591
                       1/15/20              400-           43.4616
                       1/15/20            1,000-           43.6324
                       1/15/20              325-           43.7877
                       1/15/20               18            43.8500
                       1/15/20              500-           43.6760
                       1/14/20            1,800-           43.8875
                       1/14/20            1,000-           44.1951
                       1/13/20            1,402-           44.5739
                       1/13/20            1,200-           44.8069
                       1/10/20               12            43.9400
                       1/10/20              108-           43.9191
                       1/10/20               19            44.0000
                       1/09/20            1,300-           44.3945
                       1/09/20            1,160-           44.4000
                       1/08/20              400-           44.3616
                       1/08/20            3,788-           44.3500
                       1/08/20            1,000-           44.2525
                       1/08/20            1,100-           44.2176
                       1/08/20               46-           44.4013
                       1/07/20              852-           44.9003
                       1/07/20              400-           44.6765
                       1/07/20               30-           45.0167
                       1/07/20               75-           44.6929
                       1/07/20            1,400-           44.9062
                       1/07/20              200            44.7800
                       1/06/20            8,500-           45.2647
                       1/06/20            2,000-           45.2980
                       1/06/20              200-           45.4000
                       1/06/20            2,000-           45.2980
                       1/06/20            2,000            45.2980
                       1/03/20              136            45.3290
                       1/03/20               12            45.3292
                       1/03/20               11            45.2927
                       1/03/20               15            45.3300
                       1/03/20              100-           46.0000
                       1/03/20               22            45.3050
                       1/02/20            1,200-           46.1983
                      12/31/19               12-           46.5217
                      12/31/19                9-           46.5311
                      12/31/19              600-           46.4496
                      12/31/19              250-             *DO
                      12/31/19              400-           46.3088
                      12/31/19              829-           46.5093
                      12/31/19               38-           46.3087
                      12/30/19               23-           46.3291
                      12/30/19               18-           46.3406
                      12/30/19              500-           46.4560
                      12/30/19              700-           46.4345
                      12/30/19              200-           46.4176
                      12/30/19              500-           46.3850
                      12/30/19               48-           46.3290
                      12/30/19            1,500-           46.2142
                      12/30/19                5-           46.3680
                      12/30/19                7-           46.3686
                      12/30/19               16-           46.3788
                      12/30/19                7-           46.4186
                      12/30/19               44-           46.4191
                      12/30/19               32-           46.4388
                      12/30/19               20-           46.2310
                      12/30/19              200-           46.3750
                      12/27/19              500-           46.6000
                      12/26/19              400-           46.3135
                      12/26/19              100-           46.1400
                      12/24/19               12-           45.9783
                      12/24/19              300-           46.0667
                      12/24/19               10-           45.9800
                      12/23/19            1,000-           45.6153
                      12/23/19              400-           45.2858
                      12/20/19            1,500-           45.1645
                      12/20/19              200            44.8000
                      12/19/19              800-           44.8514
                      12/19/19              300            44.9191
                      12/18/19            1,000-             *DO
                      12/18/19            2,000-           44.8506
                      12/18/19            1,000-           44.9135
                      12/17/19              100-           44.9830
                      12/17/19              800-           44.9356
                      12/17/19              276            44.9916
                      12/16/19               43-           45.9512
                      12/16/19            1,200-           45.6858
                      12/16/19              600-           45.2867
                      12/13/19               19            45.2626
                      12/12/19            4,360-           44.9658
                      12/11/19              100-           44.1400
                      12/10/19              500            43.6720
                      12/09/19              300-           43.9000
                      12/09/19              150-           43.8000
                      12/09/19              300-           43.8500
                      12/09/19              500            44.1000
                      12/05/19              446-           43.4508
                      12/05/19                8-           43.7888
                      12/05/19               11-           43.7891
                      12/05/19               19-           43.8489
                      12/02/19            2,800-           44.1181
                      11/27/19            1,700-           44.4131
                      11/26/19            1,000-           44.5595
                      11/26/19              598-           44.6041
                      11/25/19              465-           43.8542
                      11/25/19              300-             *DO
                      11/25/19                7-           43.8743
                      11/25/19               36-           43.7508
                      11/25/19               19-           43.7505
                      11/25/19              600-           43.3942
                      11/22/19              300-           42.8793
                      11/22/19              200-             *DO
                      11/22/19              600-             *DO
                      11/22/19               35            42.9860
                      11/21/19              700-           42.4861
                      11/20/19              300-           42.3950
                      11/19/19               35            43.1386
                      11/19/19               28            43.0054
                      11/18/19               30-           42.5190
                      11/18/19            3,000-             *DO
         GABELLI & COMPANY INVESTMENT ADVISERS,INC.
                      12/31/19            1,900-           46.5093
                      12/30/19            1,000-           46.4345
                      12/16/19              200-           46.0020
                      12/12/19            2,000-           44.9658
                      11/26/19              900-           44.6041
                      11/25/19              700-           43.8542
                      11/22/19              600-           42.8793
          GABELLI ASSOCIATES LTD II E
                      12/31/19            1,000-           46.5093
                      12/30/19              400-           46.4345
                      11/26/19              500-           44.6041
                      11/25/19              300-           43.8542
                      11/22/19              200-           42.8793
          GABELLI ASSOCIATES LTD
                      12/31/19            2,571-           46.5093
                      12/30/19            1,200-           46.4345
                      12/16/19              100-           46.0020
                      12/12/19            2,617-           44.9658
                      11/26/19            1,200-           44.6041
                      11/25/19              600-           43.8542
          GABELLI ASSOCIATES FUND II
                      12/31/19              700-           46.5093
                      12/30/19              400-           46.4345
                      12/12/19              900-           44.9658
                      11/26/19              400-           44.6041
                      11/25/19              200-           43.8542
                      11/22/19              200-           42.8793
          GABELLI ASSOCIATES FUND
                      12/31/19            1,800-           46.5093
                      12/30/19            1,000-           46.4345
                      12/16/19              100-           46.0020
                      12/12/19            1,900-           44.9658
                      11/26/19              900-           44.6041
                      11/25/19              500-           43.8542
                      11/22/19              500-           42.8793
           TETON ADVISORS, INC
                       1/16/20              400-           45.2100
                       1/10/20            4,000-           43.4310
                       1/08/20            4,000-           44.3211
                       1/07/20            2,000-           44.7243
           GABELLI FUNDS, LLC.
               GABELLI FOCUS FIVE FUND
                      12/30/19            4,000-           46.3698
                      12/23/19            1,818-           45.6765
                      12/02/19              564-           44.3141
                      11/26/19            2,500-           44.6038
              GABELLI VALUE FUND
                       1/07/20            2,000-           44.8902
                       1/02/20            8,000-           46.0826
                      12/16/19            2,000-           45.7380
              GABELLI SMALL CAP GROWTH FUND
                       1/08/20            8,000-           44.3502
                       1/07/20            4,000-           44.8172
                       1/03/20            3,000-           45.6613
                      12/31/19            1,400-           46.4775
                      12/30/19              600-           46.4283
                      12/26/19            4,000-           46.2616
              GABELLI GO ANYWHERE TRUST
                       1/15/20              500-           43.7844
                       1/14/20              500-           43.8800
                       1/07/20              700-           44.6009
              GABELLI EQUITY TRUST
                      12/30/19            4,000-           46.3698
                      12/23/19            3,500-           45.6765
                      12/20/19            2,500-           45.0962
                      12/17/19            1,000-           45.0300
                      12/09/19              228-           43.9525
                      12/05/19            1,400-           43.8964
                      11/26/19            5,000-           44.6038
              GABELLI ASSET FUND
                       1/02/20            1,900-           46.3084
              GAMCO MERGER ARBITRAGE
                      12/31/19            4,700-           46.5093
                      12/30/19            2,800-           46.4345
                      12/16/19              101-           46.0020
                      12/12/19            4,800-           44.9658
                      11/26/19            2,102-           44.6041
                      11/25/19            1,735-           43.8542
                      11/22/19              700-           42.8793
               GABELLI ABC FUND
                       1/16/20            1,000-           44.5367
                       1/16/20              500            44.5367
                GLOBAL UTILITY & INCOME TRUST
                       1/10/20              500            43.8300

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.